UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934



                       First American Capital Corporation
                                (Name of Issuer)

                          Common Stock, $.10 par value
                         (Title of Class of Securities)

                                   31747M 10 2
                                 (CUSIP Number)

    Harland E. Priddle                         Kevin R. Sweeney, Esq.
    First American Capital Corporation         Sonnenschein Nath & Rosenthal LLP
    1303 S.W. First American Place             4520 Main Street, Suite 1100
    Topeka, Kansas 66044                       Kansas City, Missouri  64111
    Phone:  (785) 267-7077                     Phone:  (816) 460-2400

           (Name, address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                December 8, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                                  SCHEDULE 13D

--------------------------------------------------------------------------------

  1     Name of Reporting Persons
        I.R.S. Identification Nos. of Above Persons (entities only)

        Paul E. Burke, Jr.*         IRS# N/A
------ -------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group              (a) [X]
                                                                      (b) [ ]
------ -------------------------------------------------------------------------
  3     SEC Use Only
------ -------------------------------------------------------------------------
  4     Source of Funds
                                                                       N/A
------ -------------------------------------------------------------------------
  5     Check if Disclosure of Legal Proceedings is Required Pursuant to
        Items 2(d) or 2(e)                                                [ ]
------ -------------------------------------------------------------------------
  6     Citizenship or Place of Organization                         U.S.A.
--------------------------------------------------------------------------------
  Number of           7          Sole Voting Power               0
   Shares        -----------  -------------------------------------------------
Beneficially          8          Shared Voting Power        50,000
  Owned by       -----------  --------------------------------------------------
    Each              9          Sole Dispositive Power          0
  Reporting      -----------  --------------------------------------------------
Person With          10          Shared Dispositive Power        0
--------------------------------------------------------------------------------
  11    Aggregate Amount Beneficially Owned by Each Reporting Person
                                    50,000
------ -------------------------------------------------------------------------
  12    Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X]
------ -------------------------------------------------------------------------
  13    Percent of Class Represented by Amount in Row (11)               0.6%
------ -------------------------------------------------------------------------
  14    Type of Reporting Person                                           IN
------ -------------------------------------------------------------------------

* This reporting person has agreed to vote in favor of, and executed a proxy authorizing Brooke to vote his shares in favor of the Approvals, as defined in the Agreement (defined herein and attached as Exhibit A hereto). As a result, this reporting person may be a member of a group pursuant to Rule 13d-5, but the reporting person disclaims beneficial ownership of the securities of all other persons in that group pursuant to Rule 13d-4.

--------------------------------------------------------------------------------

  1     Name of Reporting Persons
        I.R.S. Identification Nos. of Above Persons (entities only)

        Edward C. Carter*           IRS# N/A
------ -------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group              (a) [X]
                                                                      (b) [ ]
------ -------------------------------------------------------------------------
  3     SEC Use Only
------ -------------------------------------------------------------------------
  4     Source of Funds
                                                                       N/A
------ -------------------------------------------------------------------------
  5     Check if Disclosure of Legal Proceedings is Required Pursuant to
        Items 2(d) or 2(e)                                                [ ]
------ -------------------------------------------------------------------------
  6     Citizenship or Place of Organization                         U.S.A.
--------------------------------------------------------------------------------
  Number of           7          Sole Voting Power               0
   Shares        -----------  -------------------------------------------------
Beneficially          8          Shared Voting Power        85,000
  Owned by       -----------  --------------------------------------------------
    Each              9          Sole Dispositive Power          0
  Reporting      -----------  --------------------------------------------------
Person With          10          Shared Dispositive Power        0
--------------------------------------------------------------------------------
  11    Aggregate Amount Beneficially Owned by Each Reporting Person
                                    85,000
------ -------------------------------------------------------------------------
  12    Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X]
------ -------------------------------------------------------------------------
  13    Percent of Class Represented by Amount in Row (11)               1.1%
------ -------------------------------------------------------------------------
  14    Type of Reporting Person                                           IN
------ -------------------------------------------------------------------------

* This reporting person has agreed to vote in favor of, and executed a proxy authorizing Brooke to vote his shares in favor of the Approvals, as defined in the Agreement (defined herein and attached as Exhibit A hereto). As a result, this reporting person may be a member of a group pursuant to Rule 13d-5, but the reporting person disclaims beneficial ownership of the securities of all other persons in that group pursuant to Rule 13d-4.

--------------------------------------------------------------------------------

  1     Name of Reporting Persons
        I.R.S. Identification Nos. of Above Persons (entities only)

        Thomas M. Fogt*             IRS# N/A
------ -------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group              (a) [X]
                                                                      (b) [ ]
------ -------------------------------------------------------------------------
  3     SEC Use Only
------ -------------------------------------------------------------------------
  4     Source of Funds
                                                                       N/A
------ -------------------------------------------------------------------------
  5     Check if Disclosure of Legal Proceedings is Required Pursuant to
        Items 2(d) or 2(e)                                                [ ]
------ -------------------------------------------------------------------------
  6     Citizenship or Place of Organization                         U.S.A.
--------------------------------------------------------------------------------
  Number of           7          Sole Voting Power               0
   Shares        -----------  -------------------------------------------------
Beneficially          8          Shared Voting Power           200
  Owned by       -----------  --------------------------------------------------
    Each              9          Sole Dispositive Power          0
  Reporting      -----------  --------------------------------------------------
Person With          10          Shared Dispositive Power        0
--------------------------------------------------------------------------------
  11    Aggregate Amount Beneficially Owned by Each Reporting Person
                                       200
------ -------------------------------------------------------------------------
  12    Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X]
------ -------------------------------------------------------------------------
  13    Percent of Class Represented by Amount in Row (11)     less than 0.1%
------ -------------------------------------------------------------------------
  14    Type of Reporting Person                                           IN
------ -------------------------------------------------------------------------

* This reporting person has agreed to vote in favor of, and executed a proxy authorizing Brooke to vote his shares in favor of the Approvals, as defined in the Agreement (defined herein and attached as Exhibit A hereto). As a result, this reporting person may be a member of a group pursuant to Rule 13d-5, but the reporting person disclaims beneficial ownership of the securities of all other persons in that group pursuant to Rule 13d-4.

--------------------------------------------------------------------------------

  1     Name of Reporting Persons
        I.R.S. Identification Nos. of Above Persons (entities only)

        Kenneth Frahm*              IRS# N/A
------ -------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group              (a) [X]
                                                                      (b) [ ]
------ -------------------------------------------------------------------------
  3     SEC Use Only
------ -------------------------------------------------------------------------
  4     Source of Funds
                                                                       N/A
------ -------------------------------------------------------------------------
  5     Check if Disclosure of Legal Proceedings is Required Pursuant to
        Items 2(d) or 2(e)                                                [ ]
------ -------------------------------------------------------------------------
  6     Citizenship or Place of Organization                         U.S.A.
--------------------------------------------------------------------------------
  Number of           7          Sole Voting Power               0
   Shares        -----------  -------------------------------------------------
Beneficially          8          Shared Voting Power        40,000
  Owned by       -----------  --------------------------------------------------
    Each              9          Sole Dispositive Power          0
  Reporting      -----------  --------------------------------------------------
Person With          10          Shared Dispositive Power        0
--------------------------------------------------------------------------------
  11    Aggregate Amount Beneficially Owned by Each Reporting Person
                                    40,000
------ -------------------------------------------------------------------------
  12    Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X]
------ -------------------------------------------------------------------------
  13    Percent of Class Represented by Amount in Row (11)               0.5%
------ -------------------------------------------------------------------------
  14    Type of Reporting Person                                           IN
------ -------------------------------------------------------------------------

* This reporting person has agreed to vote in favor of, and executed a proxy authorizing Brooke to vote his shares in favor of the Approvals, as defined in the Agreement (defined herein and attached as Exhibit A hereto). As a result, this reporting person may be a member of a group pursuant to Rule 13d-5, but the reporting person disclaims beneficial ownership of the securities of all other persons in that group pursuant to Rule 13d-4.

--------------------------------------------------------------------------------

  1     Name of Reporting Persons
        I.R.S. Identification Nos. of Above Persons (entities only)

        Harland E. Priddle*         IRS# N/A
------ -------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group              (a) [X]
                                                                      (b) [ ]
------ -------------------------------------------------------------------------
  3     SEC Use Only
------ -------------------------------------------------------------------------
  4     Source of Funds
                                                                       N/A
------ -------------------------------------------------------------------------
  5     Check if Disclosure of Legal Proceedings is Required Pursuant to
        Items 2(d) or 2(e)                                                [ ]
------ -------------------------------------------------------------------------
  6     Citizenship or Place of Organization                         U.S.A.
--------------------------------------------------------------------------------
  Number of           7          Sole Voting Power               0
   Shares        -----------  -------------------------------------------------
Beneficially          8          Shared Voting Power        40,000
  Owned by       -----------  --------------------------------------------------
    Each              9          Sole Dispositive Power          0
  Reporting      -----------  --------------------------------------------------
Person With          10          Shared Dispositive Power        0
--------------------------------------------------------------------------------
  11    Aggregate Amount Beneficially Owned by Each Reporting Person
                                    40,000
------ -------------------------------------------------------------------------
  12    Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X]
------ -------------------------------------------------------------------------
  13    Percent of Class Represented by Amount in Row (11)               0.5%
------ -------------------------------------------------------------------------
  14    Type of Reporting Person                                           IN
------ -------------------------------------------------------------------------

* This reporting person has agreed to vote in favor of, and executed a proxy authorizing Brooke to vote his shares in favor of the Approvals, as defined in the Agreement (defined herein and attached as Exhibit A hereto). As a result, this reporting person may be a member of a group pursuant to Rule 13d-5, but the reporting person disclaims beneficial ownership of the securities of all other persons in that group pursuant to Rule 13d-4.

--------------------------------------------------------------------------------

  1     Name of Reporting Persons
        I.R.S. Identification Nos. of Above Persons (entities only)

        John F. Van Engelen*        IRS# N/A
------ -------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group              (a) [X]
                                                                      (b) [ ]
------ -------------------------------------------------------------------------
  3     SEC Use Only
------ -------------------------------------------------------------------------
  4     Source of Funds
                                                                       N/A
------ -------------------------------------------------------------------------
  5     Check if Disclosure of Legal Proceedings is Required Pursuant to
        Items 2(d) or 2(e)                                                [ ]
------ -------------------------------------------------------------------------
  6     Citizenship or Place of Organization                         U.S.A.
--------------------------------------------------------------------------------
  Number of           7          Sole Voting Power               0
   Shares        -----------  -------------------------------------------------
Beneficially          8          Shared Voting Power         1,000
  Owned by       -----------  --------------------------------------------------
    Each              9          Sole Dispositive Power          0
  Reporting      -----------  --------------------------------------------------
Person With          10          Shared Dispositive Power        0
--------------------------------------------------------------------------------
  11    Aggregate Amount Beneficially Owned by Each Reporting Person
                                     1,000
------ -------------------------------------------------------------------------
  12    Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X]
------ -------------------------------------------------------------------------
  13    Percent of Class Represented by Amount in Row (11)     less than 0.1%
------ -------------------------------------------------------------------------
  14    Type of Reporting Person                                           IN
------ -------------------------------------------------------------------------

* This reporting person has agreed to vote in favor of, and executed a proxy authorizing Brooke to vote his shares in favor of the Approvals, as defined in the Agreement (defined herein and attached as Exhibit A hereto). As a result, this reporting person may be a member of a group pursuant to Rule 13d-5, but the reporting person disclaims beneficial ownership of the securities of all other persons in that group pursuant to Rule 13d-4.

--------------------------------------------------------------------------------

  1     Name of Reporting Persons
        I.R.S. Identification Nos. of Above Persons (entities only)

        John G. Montgomery*         IRS# N/A
------ -------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group              (a) [X]
                                                                      (b) [ ]
------ -------------------------------------------------------------------------
  3     SEC Use Only
------ -------------------------------------------------------------------------
  4     Source of Funds
                                                                       N/A
------ -------------------------------------------------------------------------
  5     Check if Disclosure of Legal Proceedings is Required Pursuant to
        Items 2(d) or 2(e)                                                [ ]
------ -------------------------------------------------------------------------
  6     Citizenship or Place of Organization                         U.S.A.
--------------------------------------------------------------------------------
  Number of           7          Sole Voting Power               0
   Shares        -----------  -------------------------------------------------
Beneficially          8          Shared Voting Power        45,000
  Owned by       -----------  --------------------------------------------------
    Each              9          Sole Dispositive Power          0
  Reporting      -----------  --------------------------------------------------
Person With          10          Shared Dispositive Power        0
--------------------------------------------------------------------------------
  11    Aggregate Amount Beneficially Owned by Each Reporting Person
                                    45,000
------ -------------------------------------------------------------------------
  12    Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X]
------ -------------------------------------------------------------------------
  13    Percent of Class Represented by Amount in Row (11)               0.6%
------ -------------------------------------------------------------------------
  14    Type of Reporting Person                                           IN
------ -------------------------------------------------------------------------

* This reporting person has agreed to vote in favor of, and executed a proxy authorizing Brooke to vote his shares in favor of the Approvals, as defined in the Agreement (defined herein and attached as Exhibit A hereto). As a result, this reporting person may be a member of a group pursuant to Rule 13d-5, but the reporting person disclaims beneficial ownership of the securities of all other persons in that group pursuant to Rule 13d-4.

--------------------------------------------------------------------------------

  1     Name of Reporting Persons
        I.R.S. Identification Nos. of Above Persons (entities only)

        Gary E. Yager*              IRS# N/A
------ -------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group              (a) [X]
                                                                      (b) [ ]
------ -------------------------------------------------------------------------
  3     SEC Use Only
------ -------------------------------------------------------------------------
  4     Source of Funds
                                                                       N/A
------ -------------------------------------------------------------------------
  5     Check if Disclosure of Legal Proceedings is Required Pursuant to
        Items 2(d) or 2(e)                                                [ ]
------ -------------------------------------------------------------------------
  6     Citizenship or Place of Organization                         U.S.A.
--------------------------------------------------------------------------------
  Number of           7          Sole Voting Power               0
   Shares        -----------  -------------------------------------------------
Beneficially          8          Shared Voting Power        40,000
  Owned by       -----------  --------------------------------------------------
    Each              9          Sole Dispositive Power          0
  Reporting      -----------  --------------------------------------------------
Person With          10          Shared Dispositive Power        0
--------------------------------------------------------------------------------
  11    Aggregate Amount Beneficially Owned by Each Reporting Person
                                    40,000
------ -------------------------------------------------------------------------
  12    Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X]
------ -------------------------------------------------------------------------
  13    Percent of Class Represented by Amount in Row (11)               0.5%
------ -------------------------------------------------------------------------
  14    Type of Reporting Person                                           IN
------ -------------------------------------------------------------------------

* This reporting person has agreed to vote in favor of, and executed a proxy authorizing Brooke to vote his shares in favor of the Approvals, as defined in the Agreement (defined herein and attached as Exhibit A hereto). As a result, this reporting person may be a member of a group pursuant to Rule 13d-5, but the reporting person disclaims beneficial ownership of the securities of all other persons in that group pursuant to Rule 13d-4.

                                  Schedule 13D

     This Schedule 13D (the "Statement") is being filed by the Board of Directors (the "Directors") of First American Capital Corporation, a Kansas corporation ("FACC") in accordance with Rule 13d-5(b)(1) of the Securities Exchange Act of 1934. Pursuant to Section 1.3(b) of FACC's Stock Purchase and Sale Agreement (the "Agreement") with Brooke Corporation ("Brooke"), entered into on December 8, 2006, the Directors agreed to vote together in favor of the Approvals, as defined in the Agreement, with Brooke. As such, the Directors are filing this Statement pursuant to the requirements of Rule 13d-5(b)(1) and disclaim, pursuant to Rule 13(d)-4, that by virtue of filing the Statement, the Directors are the beneficial owners of any securities covered by the Statement.

Item 1.  Security and Issuer

The class of equity securities to which this Schedule relates is the common stock, $0.10 par value per share (the "Common Stock") of FACC, a Kansas corporation. The principal executive offices of First American Capital are located at 1303 S.W. First American Place, Topeka, Kansas 66604.

Item 2.  Identity and Background

I.   (a) Name: Paul E. Burke, Jr.**

     (b) Address: 2009 Camelback Drive, Lawrence, Kansas 66047

     (c)-(d) Occupation: Mr. Burke is the President of Issues Management Group, Inc., a public relations and governmental affairs consulting company.

     (e)-(f) Sanctions: During the last five years, Paul E. Burke has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has Paul E. Burke, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, a result of which was to subject it to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (g)  Citizenship: United States of America

II.  (a) Name: Edward C. Carter**

     (b)  Address: 4100 Wimbledon Drive, Lawrence, Kansas 66047

     (c)-(d)  Occupation:   Mr.  Carter  is  an  entrepreneur  and  real  estate
          developer.

     (e)-(f) Sanctions: During the last five years, Edward C. Carter has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has Edward C. Carter, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, a result of which was to subject him to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (g)  Citizenship: United States of America

III. (a) Name: Thomas M. Fogt**

     (b)  Address: 8200 W. 101st Terrace, Overland Park, Kansas 66212

     (c)-(d) Occupation: Mr. Fogt is Retired.

     (e)-(f) Sanctions: During the last five years, Thomas Fogt has not been convicted in a criminal proceeding (excluding traffic violations or similar  misdemeanors),  nor has  Thomas  Fogt,  during  the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, a result of which was to subject him to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (g)  Citizenship: United States of America

IV.  (a) Name: Kenneth L. Frahm**

     (b)  Address: Colby, Kansas Box 849

     (c)-(d) Occupation: Mr. Frahm has been a self-employed farmer since 1975.

     (e)-(f) Sanctions: During the last five years, Kenneth L. Frahm has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has Kenneth L. Frahm, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, a result of which was to subject him to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (g)  Citizenship: United States of America

V.   (a) Name: Harland E. Priddle**

     (b)  Address: 8214 South Haven Road, Burrton, Kansas 67020

     (c)-(d)  Occupation:  Mr.  Priddle is President of Priddle & Associates,  a
          business   consulting  firm  specializing  in  business  and  economic development consulting.

     (e)-(f) Sanctions: During the last five years, Harland E. Priddle has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has Harland E. Priddle during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, a result of which was to subject him to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (g)  Citizenship: United States of America

VI.  (a) Name: John F. Van Engelen**

     (b)  Address: 4624 NW Kendall Dr., Topeka, Kansas 66618

     (c)-(d) Occupation: Mr. Van Engelen is President and Chief Executive Officer of First American Capital Corporation.

     (e)-(f) Sanctions: During the last five years, John F. Van Engelen has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has John F. Van Engelen, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, a result of which was to subject him to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (g)  Citizenship: United States of America

VII. (a) Name: John G. Montgomery **

     (b)  Address: 510 Redbud Lane, Junction City, Kansas 66441

     (c)-(d)  Occupation:   Mr.   Montgomery  is  the  President  of  Montgomery
          Communications, Inc.

     (e)-(f) Sanctions: During the last five years, John G. Montgomery has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has John G. Montgomery, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, a result of which was to subject him to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (g)  Citizenship: United States of America

VIII.(a) Name: Gary E. Yager**

     (b)  Address: 3521 SW Lincolnshire, Topeka, Kansas 66614

     (c)-(d) Occupation: Mr. Yager became the Vice Chairman of Western National Bank in September of 2002.

     (e)-(f) Sanction: During the last five years, Gary E. Yager has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has Gary E. Yager, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, a result of which was to subject him to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (g)  Citizenship: United States of America

** This reporting person has agreed to vote in favor of, and executed a proxy authorizing Brooke to vote his shares in favor of the Approvals, as defined in the Agreement (defined herein and attached as Exhibit A hereto). As a result, this reporting person may be a member of a group pursuant to Rule 13d-5, but the reporting person disclaims beneficial ownership of the securities of all other persons in that group pursuant to Rule 13d-4.

Item 3.  Source and Amount of Funds or Other Consideration

Not applicable.

Item 4.  Purpose of Transaction

The purpose of the reporting persons in agreeing to vote their shares in favor of the Approvals. Upon the effectiveness of the Approvals, Brooke is required to exercise a warrant to purchase 1,643,460 shares of common stock to increase its holdings from 46.79% to approximately 55% of outstanding common shares of FACC on a fully diluted basis. Upon exercise of the warrant, the resignation of certain Directors will be accepted and Brooke will have the power to fill any vacancies on the Board of Directors of FACC.

Item 5.  Interest in Securities of the Issuer

I.   Paul E. Burke, Jr.***

     (a)  Aggregate Number and Percentage of Common Stock Beneficially Owned:

                  50,000

     (b)  Number of shares of Common Stock over which Reporting Person has

          (i)  sole power to vote or direct the vote: None

          (ii) shared power to vote or direct the vote: 50,000

          (iii) sole power to dispose or direct the disposition of: None

          (iv) shared power to dispose or direct the disposition of: None

     (c) Except with respect to the transactions reported in Exhibit A, which is incorporated by reference herein, none of the Reporting Persons has effected any transactions involving the Common Stock of the Issuer (or any other Issuer securities) during the past sixty days.

     (d)  None.

     (e)  Not applicable.

II.  Edward C. Carter***

     (a)  Aggregate Number and Percentage of Common Stock Beneficially Owned:

                  85,000

     (b)  Number of shares of Common Stock over which Reporting Person has

          (i)  sole power to vote or direct the vote: None

          (ii) shared power to vote or direct the vote: 85,000

          (iii) sole power to dispose or direct the disposition of: None

          (iv) shared power to dispose or direct the disposition of: None

     (c) Except with respect to the transactions reported in Exhibit A, which is incorporated by reference herein, none of the Reporting Persons has effected any transactions involving the Common Stock of the Issuer (or any other Issuer securities) during the past sixty days.

     (d)  None.

     (e)  Not  applicable.

III. Thomas M.  Fogt***

     (a)  Aggregate  Number and Percentage of Common Stock  Beneficially  Owned:

                    200

     (b)  Number of shares of Common Stock over which Reporting Person has

          (i)  sole power to vote or direct the vote: None

          (ii) shared power to vote or direct the vote: 200

          (iii) sole power to dispose or direct the disposition of: None

          (iv) shared power to dispose or direct the disposition of: None

     (c) Except with respect to the transactions reported in Exhibit A, which is incorporated by reference herein, none of the Reporting Persons has effected any transactions involving the Common Stock of the Issuer (or any other Issuer securities) during the past sixty days.

     (d)  None.

     (e)  Not applicable.

IV.  Kenneth L Frahm***

     (a)  Aggregate Number and Percentage of Common Stock Beneficially Owned:

                  40,000

     (b)  Number of shares of Common Stock over which Reporting Person has

          (i)  sole power to vote or direct the vote: None

          (ii) shared power to vote or direct the vote: 40,000

          (iii) sole power to dispose or direct the disposition of: None

          (iv) shared power to dispose or direct the disposition of: None

     (c) Except with respect to the transactions reported in Exhibit A, which is incorporated by reference herein, none of the Reporting Persons has effected any transactions involving the Common Stock of the Issuer (or any other Issuer securities) during the past sixty days.

     (d)  None.

     (e)  Not applicable.

V. Harland E. Priddle***

     (a)  Aggregate Number and Percentage of Common Stock Beneficially Owned:

                   40,000

     (b)  Number of shares of Common Stock over which Reporting Person has

          (i)  sole power to vote or direct the vote: None

          (ii) shared power to vote or direct the vote: 40,000

          (iii) sole power to dispose or direct the disposition of: None

          (iv) shared power to dispose or direct the disposition of: None

     (c) Except with respect to the transactions reported in Exhibit A, which is incorporated by reference herein, none of the Reporting Persons has effected any transactions involving the Common Stock of the Issuer (or any other Issuer securities) during the past sixty days.

     (d)  None.

     (e)  Not applicable.

VI.  John F. Van Engelen***

     (a)  Aggregate Number and Percentage of Common Stock Beneficially Owned:

                  1,000

     (b)  Number of shares of Common Stock over which Reporting Person has

          (i)  sole power to vote or direct the vote: None

          (ii) shared power to vote or direct the vote: 1,000

          (iii) sole power to dispose or direct the disposition of: None

          (iv) shared power to dispose or direct the disposition of: None

     (c) Except with respect to the transactions reported in Exhibit A, which is incorporated by reference herein, none of the Reporting Persons has effected any transactions involving the Common Stock of the Issuer (or any other Issuer securities) during the past sixty days.

     (d)  None.

     (e)  Not applicable.

VII. John G. Montgomery***

     (a)  Aggregate Number and Percentage of Common Stock Beneficially Owned:

                  45,000

     (b)  Number of shares of Common Stock over which Reporting Person has

          (i)  sole power to vote or direct the vote: None

          (ii) shared power to vote or direct the vote: 45,000

          (iii) sole power to dispose or direct the disposition of: None

          (iv) shared power to dispose or direct the disposition of: None

     (c) Except with respect to the transactions reported in Exhibit A, which is incorporated by reference herein, none of the Reporting Persons has effected any transactions involving the Common Stock of the Issuer (or any other Issuer securities) during the past sixty days.

     (d)  None.

     (e)  Not applicable.

VIII. Gary E. Yager***

     (a)  Aggregate Number and Percentage of Common Stock Beneficially Owned:

                  40,000

     b)   Number of shares of Common Stock over which Reporting Person has

          (i)  sole power to vote or direct the vote: None

          (ii) shared power to vote or direct the vote: 40,000

          (iii) sole power to dispose or direct the disposition of: None

          (iv) shared power to dispose or direct the disposition of: None

     (c) Except with respect to the transactions reported in Exhibit A, which is incorporated by reference herein, none of the Reporting Persons has effected any transactions involving the Common Stock of the Issuer (or any other Issuer securities) during the past sixty days.

     (d)  None.

     (e)  Not applicable.

*** This reporting person has agreed to vote in favor of, and executed a proxy authorizing Brooke to vote his shares in favor of the Approvals, as defined in the Agreement (defined herein and attached as Exhibit A hereto). As a result, this reporting person may be a member of a group pursuant to Rule 13d-5, but the reporting person disclaims beneficial ownership of the securities of all other persons in that group pursuant to Rule 13d-4.

Item 6. Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Contemporaneously with the signing of the Agreement, the Directors for FACC delivered an irrevocable proxy to Brooke for the limited purpose of voting all Director shares in favor of the Approvals as defined in the Agreement (the "Directors Proxy"). Additionally, Brooke delivered to Harland E. Priddle an irrevocable proxy for the limited purpose of voting all Brooke shares in favor of the Approvals (the "Buyer Proxy") only in the event Brooke breaches its covenant in the first sentence of Section 1.3(c) of the Agreement (the "Covenant").

Pursuant to Section 1.3(b) of the Agreement with Brooke, the Directors agreed to vote together in favor of the Approvals. Brooke has not breached the Covenant as of the date of this Statement and, as such, each Director, including Mr. Priddle, are not filing this Statement pursuant to the beneficial ownership provisions of Rule 13d-3 but rather are filing pursuant to Rule 13d-5(b)(1) as a result of their obligations to vote with Brooke in favor of the Approvals under the terms of the Agreement. The Directors, pursuant to Rule 13d-4 hereby disclaim that the filing of this Statement constitutes an admission that any Director is the beneficial owner of any securities covered herein.


Item 7.  Material to Be Filed as Exhibits.

     (a) Stock Purchase and Sale Agreement between First American Capital and Brooke dated October 6, 2006 (to be filed in forthcoming Amendment to this report).

     (b)  The Director Proxy defined in Section 1.3(b) of the Agreement.

     (c) The Buyer Proxy defined in Section 1.3(b) of the Agreement (to be filed in forthcoming Amendment to this report).

     (d) Limited Power of Attorney executed on December 18, 2006 by Paul E. Burke (to be filed in forthcoming Amendment to this report).

     (e) Limited Power of Attorney executed on December 18, 2006 by Edward C. Carter (to be filed in forthcoming Amendment to this report).

     (f) Limited Power of Attorney executed on December 18, 2006 by Thomas M. Fogt.

     (g) Limited Power of Attorney executed on December 18, 2006 by Kenneth Frahm (to be filed in forthcoming Amendment to this report).

     (h) Limited Power of Attorney executed on December 18, 2006 by Harland E. Priddle.

     (i) Limited Power of Attorney executed on December 18, 2006 by John F. Van Engelen (to be filed in forthcoming Amendment to this report).

     (j) Limited Power of Attorney executed on December 18, 2006 by John G. Montgomery (to be filed in forthcoming Amendment to this report).

     (k) Limited Power of Attorney executed on December 18, 2006 by Gary E. Yager (to be filed in forthcoming Amendment to this report).






                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  December 18, 2006                   By:  /s/ Kevin R. Sweeney
                                              ---------------------------------
                                           Name:  Kevin R. Sweeney
                                           Title:  Attorney for Issuer